UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 13)

Under the Securities Exchange Act of 1934

Growblox Sciences, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
399847 102
(CUSIP Nubmer)

Adam D. Averbach, Esq. Lazarus Management Company LLC 3200 Cherry Creek South Drive, Suite 670 Denver, CO 80209 (303) 500-8821
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2017
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐

CUSIP No. 399847 102

1.	NAMES OF REPORTING PERSONS Lazarus Management Company LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,111,746
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 7,111,746
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,111,746
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14.	TYPE OF REPORTING PERSON IA

CUSIP No. 399847 102

1.	NAMES OF REPORTING PERSONS Justin B. Borus
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,111,746
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 7,111,746
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,111,746
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14.	TYPE OF REPORTING PERSON IN/HC

CUSIP No. 399847 102

1.	NAMES OF REPORTING PERSONS Lazarus Investment Partners LLLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,111,746
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 5,111,746
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,111,746
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14.	TYPE OF REPORTING PERSON PN

CUSIP No.399847 102

1.	NAMES OF REPORTING PERSONS Lazarus Israel Opportunities Fund LLLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,000,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,000,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14.	TYPE OF REPORTING PERSON PN

Explanatory Note

This Amendment No. 13 amends and supplements the statement on Schedule 13D originally filed by Lazarus Investment Partners LLLP ("Lazarus Partners"), Lazarus Israel Opportunities Fund LLLP ("Lazarus Israel"), Lazarus Management Company LLC ("Lazarus Management") and Justin B. Borus (collectively, the "Reporting Persons") on June 9, 2014, as amended from time to time (the "Schedule 13D").  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.  The information set forth in response to each Item below shall be deemed to be a response to all Items where such information is relevant.

Reporting Persons are filing this Amendment No. 13 to report a decrease in the percentage of common stock owned by the Reporting Persons.  The filing was triggered by a change in the aggregate number of shares of the Issuer's common stock outstanding as reported in the Issuer's 10-Q filed with the Securities and Exchange Commission on November 14, 2016 and Form 8-K filed on January 31, 2017.

Item 2.  Identity and Background.

Item 2 of the Schedule 13D is hereby supplemented by adding the following:

As previously set forth in the Schedule 13D, Lazarus Management is the investment adviser of Lazarus Partners and Lazarus Israel.  Lazarus Management serves as the general partner of Lazarus Partners and Justin Borus serves as its manager.  Lazarus GP LLC, a Colorado limited liability company ("Lazarus GP"), serves as the general partner of Lazarus Israel and Justin Borus serves as its manager.  The business address for Lazarus GP is 3200 Cherry Creek South Drive, Suite 670, Denver, Colorado 80209 and Lazarus GP is engaged in the business of investment.  During the last five years, Lazarus GP has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby supplemented by adding the following:

Reference is made to Items 7, 9, 11 and 13 of pages 2-5 of the Schedule 13D, which items are incorporated by reference.  The securities reported on the Schedule 13D by Lazarus Partners consist of 2,111,746 shares of common stock and warrants to purchase an additional 3,000,000 shares of common stock.  The securities reported on the Schedule 13D by Lazarus Israel consist of 1,000,000 shares of common stock and warrants to purchase an additional 1,000,000 shares of common stock.  The securities reported on the Schedule 13D by Lazarus Management and Mr. Borus consists of the sums of the shares of common stock and warrants held by Lazarus Partners and Lazarus Israel.  The calculation of percentage of beneficial ownership in Item 13 of pages 2-5 was calculated using information obtained from the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 14, 2016, in which it stated that there were 89,137,778 shares of common stock outstanding as of November 14, 2016 as supplemented by the Form 8-K filed on January 31, 2017 in which it stated that it had issued an additional 7,086,000 shares of common stock.

Lazarus Management is the investment adviser of Lazarus Partners and Lazarus Israel, and consequently may be deemed to have voting control and investment discretion over securities owned by the funds. Mr. Borus is the manager of Lazarus Management and may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Lazarus Management.   The foregoing should not be construed in and of itself as an admission by Lazarus Management or Mr. Borus as to beneficial ownership of the shares or warrants owned by the funds.  Each of Lazarus Management and Mr. Borus disclaims beneficial ownership of the shares and warrants set forth in this Schedule 13D, except to the extent of its or his pecuniary interests therein and each fund disclaims beneficial ownership of any shares and warrants owned by any other fund.

The Reporting Persons effected the transactions in the Issuer's shares as set forth in Exhibit B during the past sixty days.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement, dated as of February 8, 2017, by and among Lazarus Investment Partners LLLP, Lazarus Israel Opportunities Fund LLLP, Lazarus Management Company LLC and Justin B. Borus.

Exhibit B:	Transactions in shares effected during the past sixty days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 2017

LAZARUS MANAGEMENT COMPANY LLC

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Manager

LAZARUS INVESTMENT PARTNERS LLLP By: Lazarus Management Company LLC its general partner

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Manager

LAZARUS ISRAEL OPPORTUNITIES FUND LLLP By: Lazarus GP LLC its general partner

By: /s/ Justin B. Borus
Name: Justin B. Borus Title: Manager

/s/ Justin B. Borus
Justin B. Borus